Weibo Corporation

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

July 22, 2022

VIA EDGAR

Ms. Kathleen Collins

Ms. Joyce Sweeney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on March 10, 2022 (File No. 001-36397)

Dear Ms. Collins and Ms. Sweeney,

This letter sets forth the Company’s responses to the comments contained in the letter dated June 27, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on March 10, 2022 (the “Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.	Please revise your definition of “we,” “us,” “our company,” “the Company” or “our” to clarify what is meant by “consolidated affiliated entities” in China. In this regard, refer to the named entities here as variable interest entities (VIEs) and explain that you do not have any equity ownership in such entities but rather include them in your consolidated financial statements based solely on contractual arrangements.

In response to the Staff’s comment, the Company undertakes to revise its definition as follows in its future Form 20-F filings:

•	“we,” “us,” “our company,” “the Company” or “our” refers to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, ~~its consolidated affiliated entities in China, including, but not limited to, Beijing Weimeng Technology Co., Ltd., or Weimeng, and Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke~~ the Consolidated Affiliated Entities (as defined below);

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

•	“VIEs” or variable interest entities refers to entities including, among others, Beijing Weimeng Technology Co., Ltd., or Weimeng, and Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP; and “Consolidated Affiliated Entities” refers to the VIEs and the VIEs’ direct and indirect subsidiaries;

2.	Please revise your definition of “China” or “PRC” to remove the exclusion of Hong Kong and Macau.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the terms “China” or “PRC” are intentionally defined, solely for purposes of the annual reports on Form 20-F and its historical disclosure documents, to exclude Hong Kong and Macau, as the Company’s operating metrics and all disclosures about China/PRC-specific laws and regulations are not intended to include Hong Kong and Macau. As a matter of fact, both Hong Kong and Macau enjoy a high degree of autonomy under the “one country, two systems” constitutional principle, and mingling disclosures of these two special administrative regions with that of the mainland China would prove to be unduly burdensome. Specifically, from the accounting perspective, Hong Kong is treated as a separate jurisdiction for purposes of taxes and movement of currency, and Hong Kong is viewed as a separate jurisdiction in the context of disclosures regarding taxation and movements of cash. The Company believes that such treatment provides investors with important information about the tax implications and economic restrictions on the movement of cash from the operations in mainland China to the parent company. Meanwhile, the proposed revision would be against how disclosure conventions have been developed in this regard among virtually all China-based foreign private issuers. Thus, the Company believes that it is advisable to keep the referenced definition as-is for purpose of the efficiency and precision of disclosure.

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders, page 4

3.	Please revise to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs. In this regard, we note numerous references to “our” and “the Company’s” VIEs throughout the filing.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

The Company undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs and will revise to reflect the updated disclosure throughout its future Form 20-F filings.

4.	We note your discussion regarding the risks associated with your contractual arrangements with the VIEs. Please disclose here, if true, that these contracts have not been tested in court. We also note your disclosure that PRC regulatory authorities could disallow the VIE structure, which could result in a material adverse change in your operations and the value of your ADS, or cause the value of such securities to significantly decline. Please revise here to clarify that the value of your securities could become worthless. Similarly, revise your risk factor disclosures beginning on page 38 where you discuss your VIE structure as well as anywhere in the related summary of the risk factor disclosures.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with ~~Our Consolidated~~ the VIEs and Their Respective Individual Shareholders

…

Our corporate structure is subject to risks associated with our contractual arrangements with ~~our~~ the VIEs. Our contractual arrangements with the VIEs have not been tested in court to date. Investors may never directly hold equity interests in ~~our~~ the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs and/or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, ~~our~~ the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the VIEs and, consequently, significantly affect the financial performance of ~~our~~ the VIEs and our company as a whole.”

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

“If the PRC government ~~finds~~ determines that the contractual arrangements constituting part of the VIE structure ~~that the agreements establishing the structure for operating our businesses in China~~ do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

…

Weibo Corporation, ~~our~~ the VIEs and investors of our company face uncertainties about potential actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the VIEs and, consequently, the business, financial condition, and results of operations of ~~our~~ the VIEs and our company as a group. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted, or, if adopted, what requirements would be made. In particular, the National People’s Congress approved the Foreign Investment Law and the PRC State Council approved the Implementation Rules of Foreign Investment Law in 2019. There are uncertainties as to how the Foreign Investment Law and its implementation rules would be further interpreted and implemented, and if it would represent a major change to the laws and regulations relating to the VIE structures. See “—Risks Relating to Doing Business in the People’s Republic of China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If we are found in violation of any PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of ~~our~~ the VIEs, revoking our business licenses or the business licenses of ~~our~~ the VIEs, requiring us to restructure our ownership structure or operations, and requiring us or ~~our~~ the VIEs to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs and/or Class A ordinary shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs.”

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

“Risks Relating to Our Corporate Structure

•	We are a Cayman Islands holding company with no equity ownership in ~~our~~ the VIEs. We conduct our operations in China through our PRC subsidiaries and ~~our~~ the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Investors thus are not purchasing the right to convert shares into direct equity interest in our operating entities in China but instead are purchasing the right to convert shares into equity interest in a Cayman Islands holding company. If the PRC government ~~finds~~ determines that the contractual arrangements constituting part of the VIE structure ~~agreements that establish the structure for operating our business~~ do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the determinations, changes, or interpretations result in our inability to assert contractual control over the VIEs, our ADSs and/or Class A ordinary shares may decline in value or become worthless. Our holding company, our PRC subsidiaries, ~~our~~ the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the VIEs and, consequently, significantly affect the financial performance of ~~our~~ the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Relating to Our Corporate Structure.”

5.	We note your disclosure regarding the legal and operational risks associated with being based in or having your operations primarily in China. Please also disclose here how recent statements and regulatory actions by China’s government have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Specifically disclose in the forepart of Item 3 how the Holding Foreign Companies Accountable Act (HFCAA) and Accelerating HFCAA, if enacted, will affect your company, including the timeframes of implementation. In addition, your disclosure should make clear whether these risks could cause the value of your ADSs to become worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with ~~Our Consolidated~~ the VIEs and Their Respective Individual Shareholders

…

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of ~~our~~ the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We face risks associated with the lack of Public Company Accounting Oversight Board, or the PCAOB, inspection on our auditors so determined by the announcement of the PCAOB issued on December 16, 2021, which may impact our ability to conduct certain businesses, accept foreign investments, or list on United States or other foreign exchange outside of China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.”

The PRC regulatory and enforcement regime with regard to data security and privacy is evolving and may be subject to different interpretations or significant changes without prior notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. Some recently promulgated rules in this regime include the PRC Data Security Law and the Personal Information Protection Law released in 2021, which posed additional challenges to our cybersecurity and data privacy compliance. The Measures for Cybersecurity Review promulgated in December 2021 and the draft Administrative Measures for Internet Data Security published for public comments in November 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If the Measures for Cybersecurity Review and the enacted version of the draft Administrative Measures for Internet Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we will face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs and/or Class A ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

In addition, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. However, assuming the Draft Provisions and the Draft Administration Measures were to be adopted as-is, if we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs and Class A ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

These risks could result in a material adverse change in our operations and the value of our ADSs and/or Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

In addition, the Company respectfully proposes to include the following underlined disclosure in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In April 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F with the SEC on March 10, 2022.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

6.	We note the diagram of corporate structure on page 108. At the onset of Part I, please provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. When discussing how the contractual agreements between the entities may be less effective than ownership of the VIE, revise to disclose the person(s) that hold the equity interests in the VIEs. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to the contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4. Information of the Company—C. Organizational Structure,” including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, on page 108 of the Form 20-F and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

Furthermore, the Company proposes to include the following underlined disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with ~~Our Consolidated~~ the VIEs and Their Respective Individual Shareholders

…

A series of contractual agreements, including loan agreements, share transfer agreements, loan repayment agreements, agreement on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement, trademark license agreement, and spousal consent letters, have been entered into by and among our PRC subsidiaries, ~~our~~ the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our PRC subsidiaries, ~~our~~ the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with ~~Our Consolidated~~ the VIEs and Their Respective Individual Shareholders.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over ~~Our Consolidated~~ the VIEs. If any of these VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. Furthermore, the shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with ~~our~~ the VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Shareholders of ~~our~~ the VIEs may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with ~~our~~ the VIEs and their respective shareholders, which may in turn materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks associated with our contractual arrangements with ~~our~~ the VIEs. Our contractual arrangements with the VIEs have not been tested in court to date. Investors may never directly hold equity interests in ~~our~~ the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, ~~our~~ the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the VIEs and, consequently, significantly affect the financial performance of ~~our~~ the VIEs and our company as a whole.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with ~~our~~ the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of ~~our~~ the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government ~~finds that the agreements establishing the structure for operating our businesses in China~~ determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Permissions Required from the PRC Authorities for Our Operations, page 5

7.	We note your disclosure that in connection with previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, you, your PRC subsidiaries and the VIEs are not required to obtain permissions from the CSRC and are not required to go through cybersecurity review by the Cyberspace Administration of China (CAC). Please disclose whether you relied on the opinion of counsel in making this determination. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need such permissions or approvals. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain any necessary permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, ~~our~~ the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our ~~consolidated affiliated Chinese entities~~ PRC Consolidated Affiliated Entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and ~~our~~ the VIEs in China, including, among others, the Internet Content Provision License and Online Culture Operating Permit held by Weimeng. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. For example, Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In addition, an internet publishing permit might be necessary for our provisions of online game related services and the contents generated by our users on our platform. Weimeng has been actively communicating with the relevant regulator for the application of an internet publishing permit. Furthermore, although most of the games on our website have obtained approval from the National Press and Publication Administration, or the NPPA, certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by NPPA in practice. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.”

In connection with our previous issuance of securities to foreign investors~~, under current PRC laws, regulations and regulatory rules~~, as of the date of this annual report, we, our PRC subsidiaries and ~~our~~ the VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. As advised by our PRC legal counsel, TransAsia Lawyers, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the CAC for our historical issuance of securities to foreign investors.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization, page 6

8.	Please disclose any repayments of debt financing the VIEs received from WFOE and your intentions to settle amounts owed under the debt financing and VIE agreements.

The Company respectfully advises the Staff that there was no repayment of debt financing the VIEs received from WFOE for the periods presented. The majority of the proceeds received by the VIEs from WFOE was used for investing activities. The Company does not plan to settle the amounts owed under the debt financing in the foreseeable future considering the unpredictability and uncertainty of the amount and the period of investment return.

Quantify any cash flows that have occurred between the holding company and its subsidiaries and between subsidiaries, and the direction of transfer.

The Company respectfully advises the Staff that the holding company, namely, Weibo Corporation, loaned an aggregate amount of US$177.9 million, US$144.3 million and US$287.3 million to its subsidiaries for the years ended December 31, 2019, 2020 and 2021, respectively, as disclosed in the “Condensed Consolidating Statements of Cash Flows” of its 2021 Form 20-F. There were no repayments of the loans from its subsidiaries to Weibo Corporation for the periods presented.

The Company further respectfully advises the Staff that there were no cash flows between Weibo Hong Kong Limited, the intermediate holding company, and Weibo Technology, the WFOE, for the periods covered by the financial statements included in the Company’s 2021 Form 20-F.

Please also revise to address restrictions and limitations on the ability of the offshore holding company to make loans and capital contribution to PRC subsidiaries.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in “Cash and Assets Flows Through Our Organization” section of its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash and Asset Flows through Our Organization

…

Under the currently effective PRC laws and regulations, Weibo Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the Consolidated Affiliated Entities only through loans, subject to satisfaction of applicable government registration and approval requirements.”

In addition, describe any cash management policies and procedures that dictate how funds are transferred within your organization, such as how you address any limitations on cash transfers due to PRC regulations. Lastly, provide cross-references to the condensed consolidating schedules and the consolidated financial statements.

The Company respectfully advises the Staff that it does not have cash management policies in place that dictate how funds are transferred within its organization. In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in “Cash and Assets Flows Through Our Organization” section of its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash and Asset Flows through Our Organization

…

We currently do not have cash management policies in place that dictate how funds are transferred between Weibo Corporation, our subsidiaries, and the Consolidated Affiliated Entities. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.”

The Company also undertakes to provide proper cross-references to the condensed consolidating schedules and the consolidated financial statements in “Cash and Assets Flows Through Our Organization” section of its future 20-F filings.

Financial Information Related to the VIEs, page 8

9.	Please address the following as it relates to your Selected Condensed Consolidated financial statements:

•	Revise to present the service fee expense paid by the VIEs to the primary beneficiary separately from the other costs and expenses of the VIEs.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

In response to the Staff’s comment, the Company’s proposes to revise the Condensed Consolidating Statements in substantially the same form as specified at the end of the response to this comment 9.

•	Explain what the amount Income (loss) from subsidiaries and VIEs included in the “Primary Beneficiary” column represents and revise as necessary to clarify.

The Company respectfully advises the Staff that the amount Income (loss) from subsidiaries and VIEs included in the “Primary Beneficiary” column represents the Primary Beneficiary’s share of results of the VIEs.

In response to the Staff’s comment, the Company’s proposes to revise the Condensed Consolidating Statements in substantially the same form as specified at the end of the response to this comment 9.

•	Revise your reference to primary beneficiary here and elsewhere throughout the filing to clarify that you are “primary beneficiary” of the VIEs for accounting purposes only.

The Company proposes to include the following underlined revisions in Item 3. Key Information and elsewhere throughout the filing when making reference to the primary beneficiary of the VIEs in its future 20-F fillings.

……

“We are a holding company, and we conduct our business in China mainly through Weibo Technology and ~~our~~ the ~~consolidated~~ VIEs, namely Weimeng and Weimeng Chuangke. See “Item 4. Information on the Company—C. Organizational Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. ~~Our~~ The VIEs hold certain assets including an Internet Content Provision License held by Weimeng, and other permits that are necessary for operating our business in China. In 2010, ~~we~~ Weibo Technology gained ~~control~~ a controlling financial interest in Weimeng and became ~~the~~ its primary beneficiary ~~of Weimeng~~ for accounting purpose only through a series of contractual arrangements between Weibo Technology, Weimeng and Weimeng’s shareholders. Weimeng Chuangke primarily engages in strategic investments in companies whose businesses are complementary to ours, which generally include high-tech companies operating in different internet-related businesses. In 2014, ~~we~~ Weibo Technology gained ~~control~~ a controlling financial interest in ~~and became the primary beneficiary of~~ Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, and became its primary beneficiary for accounting purpose only through a series of contractual arrangements between Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders. We refer to Weimeng and Weimeng Chuangke, collectively, as ~~our~~ the VIEs in this annual report.”

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

The Company further proposes to include the following underlined revisions in Item 3. Key Information in its future 20-F fillings.

“Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial information for Weibo Corporation, its wholly owned subsidiary that is the primary beneficiary of ~~our~~ the VIEs, namely, Weibo Technology, our other subsidiaries, ~~our~~ the VIEs and ~~our~~ the VIEs’ subsidiaries as of the dates presented.”

The Company further proposes to include a footnote in the Condensed Consolidating Statements to provide clarification in substantially the same form as specified at the end of the response to this comment 9.

•	Revise the balance sheet line item reference to “Investment in subsidiaries and VIEs,” as this implies the VIE arrangements are similar to an equity method investment.

In response to the Staff’s comment, the Company’s proposes to revise the Condensed Consolidating Statements in substantially the same form as specified at the end of the response to this comment 9.

•	Provide us with a roll-forward of the “Amount due to Group companies” for the VIEs as of December 31, 2021.

The Company respectfully advises the Staff to refer to the following roll-forward of the “Amount due to Group companies” for the VIEs as of December 31, 2021:

Amount due to Group companies	in US$ thousand
Balance as of December 31, 2020	968,138
Technical service fees accrued in fiscal 2021	1,026,210
Value-added taxes	61,573
Payment of technical service fees in fiscal 2021	(780,329)
Debt financing from the WFOE	156,997
Currency translation adjustment	29,653
Balance as of December 31, 2021	1,462,242

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

•	Revise the schedule headings to refer to these schedules as condensed consolidating statements.

The Company respectfully advises the Staff that the Company will revise the schedules in its future Form 20-F filings in substantially the same form as follows (the revised part is underlined) with necessary updates:

Condensed Consolidating Statements of Operations

	For the year ended December 31, 2021
	Weibo Corporation	Other Subsidiaries	Primary Beneficiary of VIEs*	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals

	(In US$ thousands)
Third party revenues	830	232,857	202,102	1,821,294	-	2,257,083
Intercompany revenue(1)	-	-	1,026,210	-	(1,026,210)	-
Total revenues	830	232,857	1,228,312	1,821,294	(1,026,210)	2,257,083
Intercompany costs and expenses	-	-	-	(1,026,210)	1,026,210	-
Other cost and expenses	(91,572)	(109,613)	(623,559)	(734,927)	-	(1,559,671)
Total costs and expenses	(91,572)	(109,613)	(623,559)	(1,761,137)	1,026,210	(1,559,671)
Share of income (loss) of subsidiaries(2)	568,738	548,021	-	-	(1,116,759)	-
Share of income (loss) of the VIEs(3)	-	-	(36,406)	-	36,406	-
Income(loss) from non-operations	(49,677)	(79,862)	52,556	(69,711)	-	(146,694)
Income(loss) before income tax expenses	428,319	591,403	620,903	(9,554)	(1,080,353)	550,718
Less: income tax expenses	-	22,621	72,882	43,338	-	138,841
Net income(loss)	428,319	568,782	548,021	(52,892)	(1,080,353)	411,877
Less: net income (loss) attributable to non-controlling interests	-	44	-	(16,486)	-	(16,442)
Net income (loss) attributable to Weibo’s shareholders	428,319	568,738	548,021	(36,406)	(1,080,353)	428,319

	For the year ended December 31, 2020
	Weibo Corporation	Other Subsidiaries	Primary Beneficiary of VIEs*	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals

	(In US$ thousands)
Third party revenues	314	152,188	218,349	1,319,080	-	1,689,931
Intercompany revenue(1)	-	-	767,707	-	(767,707)	-
Total revenues	314	152,188	986,056	1,319,080	(767,707)	1,689,931
Intercompany costs and expenses	-	-	-	(767,707)	767,707	-
Other cost and expenses	(68,725)	(85,271)	(496,429)	(532,708)	-	(1,183,133)
Total costs and expenses	(68,725)	(85,271)	(496,429)	(1,300,415)	767,707	(1,183,133)
Share of income (loss) of subsidiaries(2)	411,828	301,251	-	-	(713,079)	-
Share of income (loss) of the VIEs(3)	-	-	(129,126)	-	129,126	-
Income(loss) from non-operations	(30,053)	49,057	(8,600)	(141,289)	-	(130,885)
Income(loss) before income tax expenses	313,364	417,225	351,901	(122,624)	(583,953)	375,913
Less: income tax expenses	-	5,657	50,650	5,009	-	61,316
Net income(loss)	313,364	411,568	301,251	(127,633)	(583,953)	314,597
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	-	(260)	-	1,493	-	1,233
Net income (loss) attributable to Weibo’s shareholders	313,364	411,828	301,251	(129,126)	(583,953)	313,364

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

	For the year ended December 31, 2019
	Weibo Corporation	Other subsidiaries	Primary Beneficiary of VIEs*	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals

	(In US$ thousands)
Third party revenues	791	56,475	236,781	1,472,867	-	1,766,914
Intercompany revenue(1)	-	-	834,843	-	(834,843)	-
Total revenues	791	56,475	1,071,624	1,472,867	(834,843)	1,766,914
Intercompany costs and expenses	-	-	-	(834,843)	834,843	-
Other cost and expenses	(62,905)	(55,755)	(434,045)	(616,625)	-	(1,169,330)
Total costs and expenses	(62,905)	(55,755)	(434,045)	(1,451,468)	834,843	(1,169,330)
Share of income (loss) of subsidiaries(2)	554,677	635,894	-	-	(1,190,571)	-
Share of income (loss) of the VIEs(3)	-	-	9,874	-	(9,874)	-
Income(loss) from non-operations	2,112	(58,407)	50,176	10,932	-	4,813
Income(loss) before income tax expenses	494,675	578,207	697,629	32,331	(1,200,445)	602,397
Less: income tax expenses	-	24,092	61,735	23,737	-	109,564
Net income(loss)	494,675	554,115	635,894	8,594	(1,200,445)	492,833
Less: net loss attributable to non-controlling interests	-	(562)	-	(1,280)	-	(1,842)
Net income (loss) attributable to Weibo’s shareholders	494,675	554,677	635,894	9,874	(1,200,445)	494,675

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
July 22, 2022

Condensed Consolidating Statements of Balance Sheets

	As of December 31, 2021
	Weibo Corporation	Other Subsidiaries	Primary Beneficiary of VIEs*	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals

	(In US$ thousands)
Cash and cash equivalents	1,027,431	327,291	885,438	183,543	-	2,423,703
Short-term investments	500,225	100,365	-	110,472	-	711,062
Accounts receivable	-	68,242	4,569	650,278	-	723,089
Prepaid expenses and other current assets	54,980	137,333	97,691	160,722	-	450,726
Amount due from Group companies(4)	1,054,147	(3,145)	1,607,529	-	(2,658,531)	-
Amount due from SINA	327,178	3,440	127,371	36,211	-	494,200
Investment in subsidiaries(2)	3,106,184	3,063,879	-	-	(6,170,063)	-
Investment in the VIEs(3)	-	-	(90,419)	-	90,419	-
Property and equipment, net	-	517	66,067	1,812	-	68,396
Operating lease assets	-	1,586	30,884	28,049	-	60,519
Intangible assets, net	-	-	-	166,930	-	166,930
Goodwill	-	-	-	130,405	-	130,405
Long-term investments	-	698,909	68,820	439,922	-	1,207,651
Other non-current assets	1,000	15,584	714,249	352,008	-	1,082,841
Total assets	6,071,145	4,414,001	3,512,199	2,260,352	(8,738,175)	7,519,522

Accounts payable	-	7,068	61,077	129,498	-	197,643
Accrued and other liabilities	41,935	57,992	240,240	480,866	-	821,033
Income taxes payable	-	19,958	82,907	41,882	-	144,747
Deferred revenues	433	2,240	31,115	57,348	-	91,136
Amount due to Group companies(4)	-	1,196,289	-	1,462,242	(2,658,531)	-
Operating lease liability	-	1,503	30,436	28,022	-	59,961
Deferred tax liability	-	24,721	2,545	39,637	-	66,903
Convertible debt	896,541	-	-	-	-	896,541
Unsecured senior notes	1,538,415	-	-	-	-	1,538,415
Other non-current liabilities	-	1	-	15,122	-	15,123
Total liabilities	2,477,324	1,309,772	448,320	2,254,617	(2,658,531)	3,831,502

Redeemable non-controlling interests	-	-	-	66,622	-	66,622

Total shareholders’ equity	3,593,821	3,104,229	3,063,879	(60,887)	(6,079,644)	3,621,398

Total liabilities, redeemable non-controlling interests and shareholders’ equity	6,071,145	4,414,001	3,512,199	2,260,352	(8,738,175)	7,519,522

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

	As of December 31, 2020
	Weibo Corporation	Other Subsidiaries	Primary Beneficiary of VIEs*	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals

	(In US$ thousands)
Cash and cash equivalents	282,448	212,513	1,045,880	274,003	-	1,814,844
Short-term investments	1,510,841	-	-	171,207	-	1,682,048
Accounts receivable	-	60,420	568	431,022	-	492,010
Prepaid expenses and other current assets	41,261	32,435	167,408	55,653	-	296,757
Amount due from Group companies(4)	732,216	(3,060)	1,081,354	-	(1,810,510)	-
Amount due from SINA	212,604	(30,177)	335,331	31,142	-	548,900
Investment in subsidiaries(2)	2,467,097	2,422,616	-	-	(4,889,713)	-
Investment in the VIEs(3)	-	-	(33,343)	-	33,343	-
Property and equipment, net	-	876	59,064	692	-	60,632
Operating lease assets	-	1,978	3,415	1,783	-	7,176
Intangible assets, net	-	-	-	146,976	-	146,976
Goodwill	-	-	-	61,712	-	61,712
Long-term investments	-	678,544	106,177	394,745	-	1,179,466
Other non-current assets	1,000	15,032	12,949	15,615	-	44,596
Total assets	5,247,467	3,391,177	2,778,803	1,584,550	(6,666,880)	6,335,117

Accounts payable	-	7,296	58,877	83,336	-	149,509
Accrued and other liabilities	6,145	44,660	164,396	341,552	-	556,753
Income taxes payable	-	3,582	72,845	26,417	-	102,844
Deferred revenues	386	2,052	55,400	85,846	-	143,684
Amount due to Group companies(4)	-	842,372	-	968,138	(1,810,510)	-
Operating lease liability	-	2,193	3,188	1,704	-	7,085
Deferred tax liability	-	24,400	1,481	32,418	-	58,299
Convertible debt	892,399	-	-	-	-	892,399
Unsecured senior notes	1,536,112	-	-	-	-	1,536,112
Other non-current liabilities	-	-	-	2,102	-	2,102
Total liabilities	2,435,042	926,555	356,187	1,541,513	(1,810,510)	3,448,787

Redeemable non-controlling interests	-	-	-	57,714	-	57,714

Total shareholders’ equity	2,812,425	2,464,622	2,422,616	(14,677)	(4,856,370)	2,828,616

Total liabilities, redeemable non-controlling interests and shareholders’ equity	5,247,467	3,391,177	2,778,803	1,584,550	(6,666,880)	6,335,117

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2021
	Weibo Corporation	Other Subsidiaries	Primary Beneficiary of VIEs*	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals

	(In US$ thousands)
Net cash provided by(used in) operating activities(5)(6)	(29,381)	26,029	481,432	335,940	-	814,020
Loans to Group companies	(287,285)	-	(156,997)	-	444,282	-
Other investing activities	872,207	(227,893)	(484,877)	(583,397)	-	(423,960)
Net cash provided by(used in) investing activities	584,922	(227,893)	(641,874)	(583,397)	444,282	(423,960)
Borrowings under loan from Group companies	-	287,285	-	156,997	(444,282)	-
Other financing activities	189,442	-	-	-	-	189,442
Net cash provided by(used in) financing activities(7)	189,442	287,285	-	156,997	(444,282)	189,442

Notes:

* Weibo Technology is treated as the primary beneficiary of the VIEs for accounting purposes only.

(1) It represents the elimination of the intercompany service charge at the consolidation level.

(2) It represents the elimination of the investment among Weibo Corporation, other subsidiaries and primary beneficiary of VIEs.

(3) It represents the elimination of the investment between primary beneficiary of VIEs and VIEs and VIEs’ subsidiaries.

(4) It represents the elimination of intercompany balances among Weibo Corporation, other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.

(5) For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to Weibo Technology for technical service fees were US$935.8 million, US$812.8 million and US$780.3 million, respectively.

(6) (7) The amount of cash flows provided by operating activities and the amount of cash flows provided by financing activities for the year ended December 31, 2021 have been revised to reflect a reclassification adjustment of US$145.6 million loans from the primary beneficiary to the VIEs, which was previously classified as operating activities in the “VIEs and VIEs’ subsidiaries” column.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

Risk Factors, page 13

10.	Please include a risk factor that: (1) explains in detail why the company believes it is not an investment company for purposes of Section 3(a) the Company Act, with reference to key material facts and characteristics of the business and the specific provisions of the Company Act relevant to your conclusion; and (2) describes the consequences to the company and its investors were the Commission or its Staff to determine that the company is an investment company.

In response to the Staff’s comment, the Company respectfully proposes to include the following risk factor in its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Rather, we are primarily engaged in the business of operating a social media platform in China for people to create, discover and distribute content. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We intend to continue to conduct our operations so that we will not be deemed an investment company.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.”

Summary of Risk Factors, page 13

11.	We note your discussion in the first bullet point under “Risks Relating to Doing Business in China” where you state that implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. Please also disclose that such securities could become worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Relating to Doing Business in China

•	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

12.	You disclose that your ADSs may be delisted and your ADSs and shares prohibited from trading in the over-the-counter market under the HFCAA. Please disclose the impact of the Accelerating HFCAA, if enacted, including the timeframes for implementation. In addition, for each summary risk factor related to doing business in China, provide a specific cross-reference to the more detailed risk factor discussion.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors” in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

…

•	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo, or Yizhibo. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo, or Yizhibo.”

•	Our ADSs ~~may be delisted and our ADSs and shares~~ will be prohibited from trading in the ~~over-the-counter market~~ United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China~~. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024~~, or in 2023 if proposed changes to the law are enacted. ~~Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.~~ The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

•	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Company also respectfully proposes to revise the referenced risk factor as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our ADSs ~~may be delisted and our ADSs and shares~~ will be prohibited from trading in the United States ~~over-the-counter market~~ under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. ~~On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.~~ The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

~~As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.~~

~~On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.~~

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued ~~HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely~~ a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In April 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F with the SEC on March 10, 2022.

~~The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, w~~Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending ~~ended~~ December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. ~~If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from Nasdaq and our ADSs will not be permitted for trading “over-the-counter” either.~~ If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a ~~delisting~~ prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ~~listed securities~~ ADSs and/or Class A ordinary shares. Also, such a ~~delisting~~ prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.”

Risks Relating to Our Business
We rely on assumptions and estimates to calculate certain key operating metrics . . ., page 25

13.	You disclose that your active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. Please tell us and disclose your estimate of the impact that false or spam accounts and users with multiple accounts has on the monthly active user (MAU) and average daily active user (DAU) measures disclosed. In addition, explain the extent to which accounts that have been suspended or terminated during a period impact MAU and DAU.

The Company respectfully advises the Staff that, after it determines an account is false or spam, the Company will stop to count it into Weibo’s DAUs and MAUs. As such, the numbers of MAUs and DAUs disclosed have excluded the identified false or spam accounts. It will require the Company to apply significant judgment to provide an estimation of the number or percentage of false or spam accounts that cannot be identified by the Company among the numbers of MAUs or DAUs, which could also be inaccurate and misleading to the investors.

The Company further respectfully advises the Staff that, as disclosed on the same page, it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. The Company does not require people to use a common identifier or link their accounts to each other, and therefore allows it to attribute multiple user accounts to any unique individual. Therefore, it is technically impracticable for the Company to quantify the impact that users with multiple accounts have on its MAUs or DAUs, especially at its scale.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

“We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

Our key operating metrics, including, but not limited to, the numbers of daily and monthly active users of Weibo, average spending per advertiser and number of advertisement customers, are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continuously combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo. From time to time, we disable certain user accounts, make product changes, or take other actions to reduce the number of duplicate or false accounts among our users, which may also reduce the numbers of daily and monthly active users of Weibo in a particular period.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers, platform partners or investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their spending or resources to Weibo, which could negatively affect our business and operating results.”

Risks Related to Doing Business in China
Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulation. . ., page 42

14.	Please revise here to more clearly disclose to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced risk factor as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

“Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.

…

We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in effect in material aspects. We have been taking, and will continue to take, reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, ~~T~~the interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the ~~D~~draft Administrative Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.”

Item 5. Operating and Financial Review and Prospects, page 111

15.	Please revise here to clarify which subsidiaries or entities are conducting the business operations, quantifying the amount or percentage of revenues recognized from the VIEs to provide further context to your discussion of operating and financial review disclosures.

The Company respectfully advises the Staff that it has disclosed the entities that are conducting its business operations and percentage of revenues recognized from the VIEs in “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with ~~Our Consolidated~~ the VIEs and Their Respective Individual Shareholders” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with ~~Our Consolidated~~ the VIEs and Their Respective Individual Shareholders.”

16.	You state that your business has been and will continue to be significantly affected by your success in growing and retaining massive active users and increasing the overall level of engagement on your platform. In an effort to add context to your measures of DAU and MAU, please revise to provide such measures for the comparable prior period or disclose the net addition over the prior period along with a discussion of any material changes in your user growth rate.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings:

“As a leading social media platform for people to create, discover and distribute content in China and the global Chinese communities, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in August 2009, we have achieved significant scale. ~~We had 573 million MAUs and 249 million average DAUs in December 2021.~~ Our MAUs increased from 516 million in December 2019 to 521 million in December 2020, and further to 573 million in December 2021. Our average DAUs increased from 222 million in December 2019, to 225 million in December 2020, and further to 249 million in December 2021. The ratio of average DAUs to MAUs remained stable at 43% during the periods presented above. Due to the effective channel investments, we achieved double digit percentage growth of our user base from December 2020 to December 2021. Approximately 95% of our MAUs in December 2021 accessed Weibo through mobile devices at least once during the month.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

Results of Operations, page 117

17.	We note that you provide a breakdown of revenue for fiscal 2019 and 2020 by key account and SME customer. Please tell us and revise to disclose a similar breakdown for fiscal 2021. We also note the continued decline in the total number of advertisers with a significant increase in the average spending per advertiser, which you attribute to the churn of individual customers with relatively lower advertising budgets. As it appears that your revenue growth may be materially impacted by your key account customers, please revise to clarify how such customers impacted your advertising measures. We refer you to your response letter dated November 20, 2019.

The Company respectfully advises the Staff that, in historical periods before 2021, it classified its advertising business by customer type, namely key account (“KA”) and SME customers. This classification was consistent with the Company’s then composition and structure of internal sales team as well as the differentiated marketing needs by customer type. Specifically, from the Company’s internal organizational structure perspective, the Company’s sales force for advertising business was divided into two separate teams, the KA customers team and SME customers team, targeting the respective customer groups. From the classification of advertising products perspective, the marketing needs of KA customers were more brand-driven, which resulted in their focus on purchasing brand exposure products, while the marketing needs of SME customers were usually performance-driven. However, with the development of the online advertising industry and the expansion of Weibo’s business over the years, the distinction between the needs of KA and SME customers have gradually faded and the classification of customer type by KA and SME customers no longer fits the Company’s internal management and operational objectives. In order to address the market demand more efficiently, the Company has restructured its sales team at the end of fiscal year 2020 by eliminating the distinctions between the KA and SME customer sales forces and merging the two teams together. The Company also stopped labelling the customers by KA and SME customers and ceased tracking their data separately from the beginning of the fiscal year of 2021. From customers’ perspective, the customers’ demand for online advertising, whether KA or SME customers, has shifted towards “branding-plus-performance” driven, and the Company has adjusted its advertisement products accordingly. As a result of the developments stated above, the Company is no longer able to provide its advertising revenue breakdown by KA and SME customers for the fiscal year ended 2021 and will cease to do so in future fiscal years absent further business developments that warrant a change.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

Consolidated Financial Statements
Note 1. Operations, page F-9

18.	Please quantify and describe for us the nature of the assets and operations of WB Online Investment Limited, which you include here as a major subsidiary of the holding company.

The Company respectfully advises the Staff that WB Online Investment Limited is a wholly controlled subsidiary of Weibo Corporation incorporated in the Cayman Islands, which mainly engages in investing activities. As of December 31, 2021, WB Online Investment Limited had total assets of US$884.3 million.

Note 6. Goodwill, Intangible Assets and Acquisitions, page F-32

19.	You state on page 27 that a substantial portion of your goodwill and intangible assets arose, in part, from the acquisition of the live streaming business of Yizhibo in 2018. Please explain to us your allocation of such goodwill to the advertising and marketing segment, particularly considering Yizhibo’s revenues are generated from live streaming, which appears to be part of the value-added services revenue. Tell us your determination of reporting units for goodwill for the periods presented. Also, please tell us how the significant decline in the live streaming revenues in fiscal 2021 factored into your qualitative goodwill analysis. Refer to ASC 350-20-35-33 through 35-35 and ASC 350-20-35-3A through 35-3G.

The Company respectfully advises the Staff that for the periods presented, the Company had two operating segments at revenue level, advertising and marketing services and value-added services, with the former containing one reporting unit, advertising and marketing, and the latter containing several reporting units, including the reporting unit of live streaming. Each of the reporting units included in value-added services has contributed less than 10% of the Company’s total revenues for the periods presented.

The allocation of goodwill arose from the acquisition of the live streaming business of Yizhibo to advertising and marketing segment was due to 1) the purpose of acquiring Yizhibo was mainly to utilize the Yizhibo technology and integrate the live streaming function with the Weibo platform so that it would diversify the advertising delivery format in Weibo platform to cater to the evolving demands of advertising customers and platform partners; 2) the live streaming would also provide more valuable and diversified contents to Weibo platform and is helpful to the increase of MAUs and average DAUs on Weibo platform, resulting in further stimulating the growth of the Company’s advertising revenue. Pursuant to ASC 350-20-35-41, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. Considering the advertising and marketing reporting unit would most significantly benefit from the Yizhibo acquisition, the Company assigned most of the goodwill to advertising and marketing reporting unit.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

Though live streaming revenue recorded in value-added services declined during the periods presented, the Company’s advertising and marketing revenue kept growing during the same periods. Therefore, based on a qualitative assessment the Company concluded it is more likely than not that the fair value of the advertising and marketing reporting unit is more than its carrying amount, and the remaining steps of the goodwill impairment test are unnecessary.

General

20.	Please provide us with a legal analysis of whether you currently meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act (the “Company Act”). Please include in your analysis the relevant calculation(s) under Section 3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are “investment securities” for purposes of Section 3(a)(2) of the Company Act, and should provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations.

The Company respectfully advises the Staff that the Company is not an investment company as defined in the Investment Company Act because the value of the investment securities owned by the Company does not exceed 40% of the Company’s total assets (exclusive of government securities and cash items) (“Adjusted Total Assets”) calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act (the “40% Test”).

For the Staff’s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, (i) the unconsolidated 40% Test worksheet of the Company and its subsidiaries and variable interest entities (“VIEs”) as of March 31, 2022 (the “Worksheet”) and (ii) a corporate structure chart for the Company as of March 31, 2022. The Worksheet includes a calculation of the value of the investment securities owned by the Company expressed as a percentage of the value of its adjusted total assets, calculated in accordance with the 40% Test of the Investment Company Act, as well as separate calculations for each of its wholly-owned subsidiaries, majority-owned subsidiaries and VIEs. The Company is the holding company for the Company’s business, which is carried out by various majority-owned subsidiaries and VIEs of the Company. The Company’s VIEs are controlled by majority-owned subsidiaries of the Company through a series of contractual agreements that provide the Company with substantially all of the voting power and economic benefits in such VIEs.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 22, 2022

Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” to include any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” The term “investment securities” includes essentially any security other than U.S. Government securities and securities issued by majority-owned subsidiaries which are themselves not investment companies.

The 40% Test is a bottoms up analysis and requires the 40% Test calculation be performed for each entity in the Company’s corporate structure, starting with the majority-owned subsidiaries and VIEs at the bottom of the corporate structure, and working up to the holding company. For each majority-owned subsidiary or VIE that fails the 40% Test or is engaged primarily in the business of investing, reinvesting, or trading in securities or engaged in the business of issuing face-amount certificates of the installment type (i.e., an investment company), the Company treats the securities issued by such majority-owned subsidiary or VIE as bad assets (i.e., investment securities) for purposes of calculating the 40% Test of the immediate parent entity of such majority-owned subsidiary or VIE. For each majority-owned subsidiary or VIE that is not an investment company, the Company treats the securities issued by such majority-owned subsidiary or VIE as a good asset (i.e., not an investment security) for purposes of calculating the 40% Test of the immediate parent entity of such majority-owned subsidiary or VIE.

As of March 31, 2022, the Company’s investment securities represented approximately 26% of the Company’s Adjusted Total Assets when calculated on an unconsolidated basis in accordance with the 40% Test. Please see Worksheet that the Company submits under a separate cover and on a confidential, supplemental basis for more detail. For purposes of the 40% Test, the Company treats all securities (including time deposits) held by it as investment securities, excluding (i) U.S. government securities and (ii) securities of majority-owned subsidiaries and VIEs that are not themselves investment companies.

*               *             *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 8262 8888 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Gaofei Wang
Gaofei Wang
Chief Executive Officer

cc:	Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP